Exhibit 12.0

BANC OF CALIFORNIA, INC.
FIXED CHARGE CALCULATION
(Dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2013	2014	2013	2012	2011	2010
Ratio of earnings to fixed charges: (1)
Excluding interest on deposits	1.98x	3.86x	2.68x	1.49x	2.44x	(1.58x)	2.25x
Including interest on deposits	1.35x	1.94x	1.58x	1.19x	1.54x	0.48x	1.34x
Ratio of earnings to combined fixed charges and preferred stock dividends: (2)
Excluding interest on deposits	1.37x	2.42x	1.80x	1.08x	1.47x	(0.91x)	1.45x
Including interest on deposits	1.16x	1.62x	1.35x	1.04x	1.23x	0.42x	1.17x

(1)
The ratios of earnings to fixed charges for both excluding and including interest on deposits were less than one-to-one for the year ended December 31, 2011. Earnings were insufficient to cover fixed charges by $3.2 million for the period.

(2)
The ratios of earnings to fixed charges and preferred stock dividends both excluding and including interest on deposits were less than one-to-one for the he year ended December 31, 2011. Earnings were insufficient to cover fixed charges by $4.1 million for the period.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirement

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2013	2014	2013	2012	2011	2010
Earnings:
1. Income (loss) before income tax	$4,690	$8,837	$25,777	$7,339	$6,111	$(3,024)	$3,861
2. Add: Interest expense	8,749	7,454	32,862	23,282	8,479	6,037	10,788
3. Earnings including interest on deposits	13,439	16,291	58,639	30,621	14,590	3,013	14,649
4. Less: Interest expense on deposits	6,440	5,665	24,411	16,051	5,960	4,989	7,933
5. Earnings excluding interest on deposits	$6,999	$10,626	$34,228	$14,570	$8,630	$(1,976)	$6,716
Fixed charges:
6. Interest expense (Line 2)	$8,749	$7,454	$32,862	$23,282	$8,479	$6,037	$10,788
7. Interest portion on rental expense	1,221	963	4,331	2,532	1,025	202	124
8. Including interest on deposits and capitalized interest	9,970	8,417	37,193	25,814	9,504	6,239	10,912
9. Less interest expense on deposits (Line 4)	6,440	5,665	24,411	16,051	5,960	4,989	7,933
10. Total fixed charges, excluding interest on deposits	$3,530	$2,752	$12,782	$9,763	$3,544	$1,250	$2,979
Fixed charges and preferred stock dividends:
11. Interest expense (Line 2)	$8,749	$7,454	$32,862	$23,282	$8,479	$6,037	$10,788
12. Interest portion on rental expense	1,221	963	4,331	2,532	1,025	202	124
13. Preferred stock dividends	1,569	1,640	6,276	3,767	2,343	921	1,655
14. Including interest on deposits, capitalized interest and preferred stock dividends	11,539	10,057	43,469	29,581	11,847	7,160	12,567
15. Less interest expense on deposits (Line 4)	6,440	5,665	24,411	16,051	5,960	4,989	7,933
16. Total fixed charges and preferred stock dividends, excluding interest on deposits	$5,099	$4,392	$19,058	$13,530	$5,887	$2,171	$4,634
Ratio of earnings to fixed charges:
Excluding interest on deposits (Line 5 divided by Line 10)	1.98	3.86	2.68	1.49	2.44	(1.58)	2.25
Including interest on deposits (Line 3 divided by Line 8)	1.35	1.94	1.58	1.19	1.54	0.48	1.34
Deficiency	$—	$—	$—	$—	$—	$3,226	$—
Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits (Line 5 divided by Line 16)	1.37	2.42	1.80	1.08	1.47	(0.91)	1.45
Including interest on deposits (Line 3 divided by Line 14)	1.16	1.62	1.35	1.04	1.23	0.42	1.17
Deficiency	$—	$—	$—	$—	$—	$4,147	$—